UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 1)*

EXICURE, INC
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Securities)

30205M 101
(CUSIP Number)

Ian Jacobs

2255 Glades Road, Suite 324A,
Boca Raton, FL 33431

(561) 989-2208

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 26, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30205M 101

1.	Name of Reporting Person Ian Jacobs IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power 103,160

8.	Shared Voting Power 0

9.	Sole Dispositive Power 103,160

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,160

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 35,513,987 shares of common stock outstanding as of September 26, 2017, as reported by Exicure, Inc. in a Current Report on Form 8-K filed with the Commission on October 2, 2017.

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Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D is being filed by the reporting person and amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2017, and relates to the shares of common stock, par value $0.0001 (the “Common Stock”), of Exicure, Inc., formerly Max-1 Acquisition Corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On September 26, 2017, Mr. Jacobs was granted 38,160 shares of Common Stock for his services rendered in connection with the Merger (as defined below) (the “Services Transaction”).

On September 26, 2017, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Exicure Operating Company, formerly Exicure, Inc. (“Exicure OpCo”), and Max-1 Acquisition Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into Exicure OpCo, leaving Exicure OpCo. as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”). In connection with the Merger, the Company issued an aggregate of 26,666,620 shares of Common Stock, which caused significant dilution and resulted in the reporting person owning less than five percent of the issued and outstanding Common Stock. Immediately following the Merger, the Company sold 6,767,360 shares of Common Stock in a private placement offering (the “Offering”).

In connection with the Merger, Mr. Jacobs entered into a lock-up agreement, whereby he is restricted for a period of nine months after the Merger from certain sales or dispositions (including any pledge) of all of the Common Stock held by (or issuable to) him. The foregoing restrictions will not apply to certain other transfers customarily excepted.

In connection with the Merger, Mr. Jacobs entered into a Registration Rights Agreement with the Company, pursuant to which the Company agreed that promptly, but no later than 60 calendar days from the final closing of the Offering, to file a registration statement with the SEC, covering the shares of Common Stock held by Mr. Jacobs.

In connection with the Merger, Mr. Jacobs resigned as an officer and director of the Company.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

See Item 3 above. The reporting person was an officer and director of the Company and acquired the securities for investment purposes. The reporting person acquired the 38,160 shares of Common Stock from the Company on September 26, 2017 in a transaction exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The reporting person has sole voting and sole investment control over 103,160 shares of Common Stock (the “Shares”), representing approximately 0.3% of the shares of Common Stock outstanding as of September 26, 2017. Except as set forth in Item 3 above, the reporting person has not effected any transaction in the Common Stock during the last 60 days.

The reporting person ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock on September 26, 2017.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Except as described in Item 3, the reporting person does not have any other contracts, arrangements, undertaking or relationships with respect to securities of the Company.

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Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
4.1	Lockup Agreement by and between the Company and Ian Jacobs, dated September 26, 2017.

4.2	Form of Registration Rights Agreement by and among the Company and the persons named therein (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2017).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2017

/s/ Ian Jacobs
Ian Jacobs

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